Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

January 17, 2019

Notice is hereby given that the Annual General Meeting of the shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) will be held at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, on March 7, 2019 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time).

The Meeting is being called for the following purposes:

1.	To re-elect the following currently serving directors to the Board of Directors, each to serve until the next annual general meeting of shareholders: Dr. Ascher Shmulewitz (Chairman), Amit Berger, Dr. Yafit Stark, Zohar Heiblum, Stephen M. Simes, and Eric So, to hold office as director for an additional term, commencing on the date of the Meeting until the next annual general meeting of shareholders.

2.	To re-appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018 in accordance with the scope and nature of its services.

3.	To present and review the Company’s Annual Report and financial statements for the year ended December 31, 2017, and to transact such other business as may properly come before the Meeting.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of trading on February 5, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of proposals 1 and 2 to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting. Proposal 3 does not require a shareholder vote.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders’ register in Israel, and beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Oz Adler, not less than 48 hours prior to the Meeting.

ADS holders should return their proxies by the date set forth on their form of proxy.

Disclosure Regarding Compensation

Regulations under the Israeli Companies Law require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2017. Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 30, 2018.

Sincerely,

Dr. Ascher Shmulewitz

Chairman of the Board of Directors

January 17, 2019

PROXY STATEMENT

_________

THERAPIX BIOSCIENCES LTD.

________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

January 17, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Therapix Biosciences Ltd. (the “Company”) for use at our Annual General Meeting of shareholders (the “Meeting”) to be held on March 7, 2019 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement

The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trading on February 5, 2019 (the “Record Date”).

INFORMATION CONCERNING VOTING

At least three shareholders who attend the Meeting in person, by proxy or by means of voting via the electronic voting system of the Israel Securities Authority who hold or represent together at least 30% of the voting rights of our issued share capital shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, March 7, 2019 at 10:00 a.m. (EST) / 5:00 p.m. (Israel time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

You are entitled to vote at the Meeting if you were a shareholder at the close of trading on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trading on the Record Date or which appeared in the participant listing of a securities depository on that date.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Our Board of Directors has nominated the current directors named below for re-appointment as directors to serve for an additional term commencing on the date of the Meeting until the next annual general meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the directors listed below. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose.

As required by the Israeli Companies Law and the regulations promulgated thereunder, each director candidate has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the Israeli Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Our Articles of Association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. The current Board of Directors consists of six members.

If re-elected pursuant to this proposal, each director will continue to be party to an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of our U.S. initial public offering and listing on the Nasdaq Stock Market, to be entered into by the Company with directors serving from time to time in such capacity. Each director will continue to be insured under the Company’s directors’ and officers’ insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, each director will continue to receive cash participation compensation and annual compensation in accordance with the Israeli Companies Law Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000, with reference to the Israeli Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with our Compensation Policy. The amount to be paid to each acting director is NIS 120,000 (approximately $32,600 as of January 17, 2019), and is the same for all directors in the Company, both independent and non-independent. Those amounts have been approved to each of our current serving directors.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation
Dr. Ascher Shmulewitz	61	Dr. Ascher Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our Interim Chief Executive Officer on November 1, 2017. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd., Arteria Corp., Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

Amit Berger	53	Mr. Amit Berger has served on our Board of Directors since August 2014. Mr. Berger has significant expertise in financial markets, where he has held management and board positions for over 25 years. Since 2009, Mr. Berger has served as the Chief Executive Officer of Dolphin 1 Investment Ltd. From 2002 to 2004, Mr. Berger served as the Chairman of Dash Investments Ltd., and from 2005 to 2009, as the Chairman and a director of Enter Holdings 1 Ltd. Mr. Berger has also served on the boards of Mega Or Holdings Ltd., N.R. Spuntech Industries Ltd., Itay Financial A.A. Investments Ltd., Ortam-Sahar Engineering Ltd., Hamashbir 365 Ltd. and Polar Investments Ltd. Mr. Berger holds a B.A. degree in Economics from Tel Aviv University, Israel.

Dr. Yafit Stark	65	Dr. Yafit Stark has served on our Board of Directors since June 2015. Dr. Stark has served as Vice President Global Clinical Research at Teva Pharmaceutical Industries Ltd. Dr. Stark has established and managed the Global Innovative Clinical Research Infrastructures at Teva and was responsible for the clinical development of significant products, among them the Copaxone® for Multiple Sclerosis. Dr. Stark is a pioneer in incorporating innovation and new technologies in clinical development. During her 31 years of work in large pharma, she has built up expertise in multiple therapeutic areas and different types of medicinal products technologies. Dr. Stark serves as a director of several biotechnology companies and associations. Dr. Stark holds a Ph.D. degree in Pathology from Tel Aviv University and a Post-Doctorate in Immuno-Histopathology from Tel Aviv University and the Weizmann Institute of Science, Israel.

Director	Age	Principal Occupation
Zohar Heiblum	63	Mr. Zohar Heiblum has served on our Board of Directors since August 2013. In 1983, Mr. Heiblum co-founded Tefen IL (Israel) Ltd., a leading consulting firm in Israel and led the company to an IPO on Tel Aviv Stock Exchange in 1994. Since then, Mr. Heiblum has been involved in various companies as an investor, consultant, board member and active Chairman. Since 2001, Mr. Heiblum has been an active board member and manager at Momentum Management LLP, which specializes in management and investments in turnaround and special situation activities, and in his capacity served mostly in high-tech companies. From 1998 to 2001, Mr. Heiblum served as a director and Chairman of the board at of Orex Computed Radiography Ltd., which was later sold to Eastern Kodak Company. From 1998 to 2001, Mr. Heiblum served as a director of Biosonix Ltd., which executed a reverse merger with Neoprobe (today Navidea Biopharmaceutical Inc.) in 2002. From 2002 to 2004, Mr. Heiblum served as the general manager of the Israeli subsidiary of MobileAccess Networks Inc. (formally Foxcom) which was sold to Corning Inc. (U.S.A) in 2011. From 2013 to 2014, Mr. Heiblum served as the acting chief executive officer of Alvarion Ltd. (in receivership) and as chairman of Z. Roth Industries Ltd., which is a leading metal designer & producer of products designed to be situated in public areas, and as of March 2016 acts as the manager of the pre research and development plan on MATIMOP – the Israeli industry center for R&D, which acts as the executive agency of the Israel Innovation Authority. Mr. Heiblum has a B.Sc. degree in Industrial Engineering and an M.B.A., both from Tel Aviv University, Israel.

Stephen M. Simes	67	Mr. Stephen M. Simes has served on our Board of Directors since December 2016. Mr. Simes currently serves as an advisor and consultant to biopharma companies. Mr. Simes is a member of the Ops Team of SmartHealth Activator. Mr. Simes serves on the advisory board for NeuroLucent a biotech company working on novel approaches for the treatment of Alzheimer’s disease, in addition to several other startup biopharma companies in oncology and 3D bioprinting. From March 2014 until January 2016, Mr. Simes served as Chief Executive Officer and a member of the Board of Directors of RestorGenex Corporation, a company with a focus on oncology (acquired through merger by Diffusion Pharmaceuticals, Inc.). Prior to such time, Mr. Simes served as Vice Chairman, President and Chief Executive Officer and a member of the Board of Directors of BioSante Pharmaceuticals, Inc. from 1998 until June 2013 when BioSante merged with and renamed to ANI Pharmaceuticals, Inc. BioSante, whose common stock was listed on The Nasdaq Global Market, was a specialty pharmaceutical company focused on developing products for women’s and men’s health. From 1994 to 1997, Mr. Simes was President and Chief Executive Officer and a member of the Board of Directors of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of AbbVie, Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology. From 1989 to 1993, Mr. Simes was Chairman, President and Chief Executive Officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets. In 1993, Gynex was acquired by Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc. Mr. Simes’s career in the pharmaceutical industry started with G.D. Searle & Co. (now a part of Pfizer Inc.). Mr. Simes has a B.Sc. degree in Chemistry at Brooklyn College of the City University of New York and an M.B.A. in Marketing and Finance from New York University.

Eric So	43	Mr. Eric So has served on our Board of Directors since June 2017. Mr. So has previously served on the Board of the Yee Hong Centre for Geriatric Care and on the Board of the Hong Fook Mental Health Foundation. Mr. So is co-founder of Globalive Technology Inc. (a TSX-V listed company) and serves as a special advisor to Mundo Inc., a global internet marketing network which he joined in 2012 and has served in several capacities including chief legal and corporate development officer. Prior to such time from 2006 until 2012, Mr. So was the Vice President, Corporate Strategy and General Counsel for Synergex Corporation (a TSX listed company), where he led its acquisition by Wheels Group Inc., a subsidiary of Radiant Global Logistics Ltd. Mr. So has also been an attorney with Torys LLP and Fraser Milner Casgrain LLP (now Dentons Canada LLP). For almost two decades he has advised public and private companies on corporate/commercial matters, mergers and acquisitions, securities, corporate finance, employment, and technology and privacy law. Mr. So holds a B.Sc degree in Anatomy and Cell Biology from McGill University and a law degree from the University of Windsor.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect Dr. Ascher Shmulewitz, Amit Berger, Dr. Yafit Stark, Zohar Heiblum, Stephen M. Simes, and Eric So as directors of the Company until the next annual general meeting of Shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal.”

The appointment of each director candidate, as mention above, requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting.

The election of each director shall be voted separately.

The Board of Directors recommends a vote FOR the re-election of each of the directors.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), have audited the Company’s financial statements during the last 14 years and will be auditing the Company’s financial statements for the year ended December 31, 2018. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Israeli Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ended December 31, 2018. The Board of Directors believes that the appointment of EY as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2018, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their remuneration, is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to reappoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the independent registered public accounting firm of the Company for the year ended December 31, 2018, and until the next annual general meeting and to authorize the Board of Directors (pursuant to the Audit Committee’s recommendation) to determine the compensation of said auditors in accordance with the scope and nature of their services.”

The appointment of EY requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting.

The Board of Directors recommends that a vote FOR the above proposal.

PROPOSAL 3

REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2017

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s financial statements for the year ended December 31, 2017 to the Company’s shareholders. The audited financial statements of the Company for the fiscal year ended December 31, 2017 were filed together with the Company’s Annual Report on Form 20-F, which was filed on April 30, 2018 with the SEC and is available at the SEC’s website, www.sec.gov, and are available on the Company’s website at the following address: http://therapix.investorroom.com/quarterly-and-annual-results

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2017.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company, whose registered office is at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, Israel and whose telephone number is +972-3-616-7055.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 17, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 17, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Oz Adler, not less than 48 hours prior to the Meeting.

By Order of the Board of Directors

Therapix Biosciences Ltd.

January 17, 2019

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Dr. Ascher Shmulewitz, Chairman and Interim Chief Executive Officer, Mr. Oz Adler, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Therapix Biosciences Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, on March 7, 2019 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

March 7, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	TO RE-ELECT the following nominees to serve as directors of the Company until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal:	FOR	AGAINST	ABSTAIN
	a. Dr. Ascher Shmulewitz	☐	☐	☐
	b. Amit Berger	☐	☐	☐
	c. Dr. Yafit Stark	☐	☐	☐
	d. Zohar Heiblum	☐	☐	☐
	e. Stephen M. Simes	☐	☐	☐
	f. Eric So	☐	☐	☐

2.	TO REAPPOINT Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the independent registered public accounting firm of the Company for the year ended December 31, 2018, and until the next annual general meeting and to authorize the Board of Directors to determine the compensation of said auditors in accordance with the scope and nature of their services.	FOR ☐	AGAINST ☐	ABSTAIN ☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2019
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2019
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.